UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2022

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this Report on Form 6-K shall each be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-259852, 333-242129 and 333-242133, respectively) of Freeline Therapeutics Holdings plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit	Description

99.1	Freeline Therapeutics Holdings plc Amended and Restated 2021 Equity Inducement Plan.
99.2	Freeline Therapeutics Holdings plc Amended and Restated 2020 Equity Incentive Plan.
99.3	Freeline Therapeutics Holdings plc Amended and Restated 2020 Share Option Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

Date: January 28, 2022	By:	/s/ Stephen P. Diamond, Jr.
	Name	Stephen P. Diamond, Jr.
	Title:	Senior Vice President and General Counsel